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Exhibit 12.1

Casella Waste Systems, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges and
Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands, except ratios)

	Year Ended April 30,
	2004	2005	2006	2007	2008
(Loss) income from continuing operations before income taxes, discontinued operations and cumulative effect of change in accounting principle	$4,954	$14,606	$19,774	$(23,324)	$(2,271)
Loss (gain) in equity method investees	(2,261)	(2,883)	(5,742)	(1,051)	6,077
Distributed income of equity method investees	—	2,000	—	—	—
Fixed charges	25,677	29,806	33,410	41,560	46,166
Less: interest capitalized	(356)	(492)	(1,239)	(1,397)	(1,304)

Earnings	$28,014	$43,037	$46,203	$15,788	$48,668

Interest expense (includes amort. of premium and def. financing charges)	$23,681	$27,703	$30,636	$38,392	$42,859
Estimate of interest within rental expense	1,640	1,611	1,535	1,771	2,003
Interest capitalized	356	492	1,239	1,397	1,304

Fixed charges	$25,677	$29,806	$33,410	$41,560	$46,166

Ratio of earnings to fixed charges	1.09	1.44	1.38	—	1.05
Deficiency of earnings to fixed charges	$—	$—	$—	$(25,772)	$—
Fixed charges from above	$25,677	$29,806	$33,410	$41,560	$46,166
Preferred stock dividends	2,622	5,905	5,579	5,408	—

Combined fixed charges and preferred stock dividends	$28,299	$35,711	$38,989	$46,968	$46,166

Ratio of earnings to combined fixed charges and preferred stock dividends	—	1.21	1.19	—	1.05
Deficiency of earnings to combined fixed charges and preferred stock dividends	$(285)	$—	$—	$(31,180)	$—

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  Exhibit 12.1